ENERGY TRANSFER PARTNERS
REPORTS THIRD QUARTER RESULTS
Dallas – November 7, 2017 – Energy Transfer Partners, L.P. (NYSE: ETP) (“ETP” or the “Partnership”) today reported its financial results for the quarter ended September 30, 2017. For the three months ended September 30, 2017, net income was $761 million and Adjusted EBITDA was $1.74 billion. Adjusted EBITDA increased $354 million compared to the three months ended September 30, 2016, reflecting an increase of $227 million in Adjusted EBITDA from the crude oil transportation and services segment, as well as significantly higher results from several of the other segments, as discussed in the segment results analysis below. Net income increased $623 million compared to the three months ended September 30, 2016, primarily due to increased operating income and higher equity in earnings from unconsolidated affiliates, as well as the impact of a non-cash impairment recorded in the prior year on an investment in an unconsolidated affiliate. Distributable Cash Flow attributable to partners, as adjusted, for the three months ended September 30, 2017 totaled $1.05 billion, an increase of $226 million compared to the three months ended September 30, 2016 (on a pro forma basis for the Sunoco Logistics merger completed in April 2017), primarily due to the increase in Adjusted EBITDA.
ETP’s other recent key accomplishments include the following:

•	In October 2017, ETP announced a quarterly distribution of $0.565 per unit ($2.26 annualized) on ETP common units for the quarter ended September 30, 2017.

•
In October 2017, ETP completed the previously announced contribution transaction with a fund managed by Blackstone Energy Partners and Blackstone Capital Partners, pursuant to which ETP exchanged a 49.9% interest in the holding company that owns 65% of the Rover pipeline.

•
In August 2017, the Partnership issued 54 million ETP common units in an underwritten public offering. Net proceeds of $997 million from the offering were used by the Partnership to repay amounts outstanding under its revolving credit facilities, to fund capital expenditures and for general partnership purposes.

•
In September 2017, Sunoco Logistics Partners Operations L.P., a subsidiary of ETP, issued $750 million aggregate principal amount of 4.00% senior notes due 2027 and $1.50 billion aggregate principal amount of 5.40% senior notes due 2047. The $2.22 billion net proceeds from the offering were used to redeem all of the $500 million aggregate principal amount of ETLP’s 6.5% senior notes due 2021, to repay borrowings outstanding under the Sunoco Logistics Credit Facility and for general partnership purposes. Also, in October 2017, ETP redeemed all of the outstanding $700 million of 5.5% senior notes due 2023 previously issued by Regency Energy Partners LP.

•
As of September 30, 2017, ETP had approximately $2.1 billion outstanding under its aggregate $6.25 billion revolving credit facilities and its leverage ratio, as defined by the legacy Sunoco Logistics credit agreement, was 4.16x.

An analysis of ETP’s segment results and other supplementary data is provided after the financial tables shown below. ETP has scheduled a conference call for 8:00 a.m. Central Time, Wednesday, November 8, 2017 to discuss the third quarter 2017 results. The conference call will be broadcast live via an internet webcast, which can be accessed through www.energytransfer.com and will also be available for replay on ETP’s website for a limited time.
Energy Transfer Partners, L.P. (NYSE: ETP) is a master limited partnership that owns and operates one of the largest and most diversified portfolios of energy assets in the United States. Strategically positioned in all of the major U.S. production basins, ETP owns and operates a geographically diverse portfolio of complementary natural gas midstream, intrastate and interstate transportation and storage assets; crude oil, natural gas liquids (NGL) and refined product transportation and terminalling assets; NGL fractionation assets; and various acquisition and marketing assets.  ETP’s general partner is owned by Energy Transfer Equity, L.P. (NYSE: ETE). For more information, visit the Energy Transfer Partners, L.P. website at www.energytransfer.com.
Energy Transfer Equity, L.P. (NYSE:ETE) is a master limited partnership that owns the general partner and 100% of the incentive distribution rights (IDRs) of Energy Transfer Partners, L.P. (NYSE: ETP) and Sunoco LP (NYSE: SUN).  ETE also owns Lake Charles LNG Company. On a consolidated basis, ETE’s family of companies owns and operates a diverse portfolio of natural gas, natural gas liquids, crude oil and refined products assets, as well as retail and wholesale motor fuel operations and LNG terminalling. For more information, visit the Energy Transfer Equity, L.P. website at www.energytransfer.com.

Forward-Looking Statements
This news release may include certain statements concerning expectations for the future that are forward-looking statements as defined by federal law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management’s control. An extensive list of factors that can affect future results are discussed in the Partnership’s Annual Report on Form 10-K and other documents filed from time to time with the Securities and Exchange Commission. The Partnership undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.
The information contained in this press release is available on our website at www.energytransfer.com.
Contacts
Energy Transfer
Investor Relations:
Lyndsay Hannah, Brent Ratliff, Helen Ryoo, 214-981-0795
or
Media Relations:
Vicki Granado, 214-840-5820

ENERGY TRANSFER PARTNERS, L.P. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions)
(unaudited)

	September 30, 2017	December 31, 2016 (a)
ASSETS

Current assets	$5,780	$5,729

Property, plant and equipment, net	56,972	50,917

Advances to and investments in unconsolidated affiliates	4,221	4,280
Other non-current assets, net	752	672
Intangible assets, net	5,379	4,696
Goodwill	3,907	3,897
Total assets	$77,011	$70,191

LIABILITIES AND EQUITY

Current liabilities	$6,886	$6,203

Long-term debt, less current maturities	33,630	31,741
Long-term notes payable – related company	—	250
Non-current derivative liabilities	132	76
Deferred income taxes	4,374	4,394
Other non-current liabilities	1,111	952

Commitments and contingencies
Series A Preferred Units	—	33
Redeemable noncontrolling interests	21	15

Equity:
Total partners’ capital	26,666	18,642
Noncontrolling interest	4,191	7,885
Total equity	30,857	26,527
Total liabilities and equity	$77,011	$70,191

(a)
The Sunoco Logistics Merger resulted in Energy Transfer Partners, L.P. being treated as the surviving consolidated entity from an accounting perspective, while Sunoco Logistics (prior to changing its name to “Energy Transfer Partners, L.P.”) was the surviving consolidated entity from a legal and reporting perspective. Therefore, for the pre-merger periods, the consolidated financial statements reflect the consolidated financial statements of the legal acquiree (i.e., the entity that was named “Energy Transfer Partners, L.P.” prior to the merger and name changes).

The Sunoco Logistics Merger was accounted for as an equity transaction. The Sunoco Logistics Merger did not result in any changes to the carrying values of assets and liabilities in the consolidated financial statements, and no gain or loss was recognized. For the periods prior to the Sunoco Logistics Merger, the Sunoco Logistics limited partner interests that were owned by third parties (other than Energy Transfer Partners, L.P. or its consolidated subsidiaries) are presented as noncontrolling interest in these consolidated financial statements.

ENERGY TRANSFER PARTNERS, L.P. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per unit data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016 (a)	2017 (a)	2016 (a)
REVENUES	$6,973	$5,531	$20,444	$15,301
COSTS AND EXPENSES:
Cost of products sold	4,876	3,844	14,582	10,280
Operating expenses	571	475	1,603	1,359
Depreciation, depletion and amortization	596	503	1,713	1,469
Selling, general and administrative	105	71	335	226
Total costs and expenses	6,148	4,893	18,233	13,334
OPERATING INCOME	825	638	2,211	1,967
OTHER INCOME (EXPENSE):
Interest expense, net	(367)	(345)	(1,052)	(981)
Equity in earnings of unconsolidated affiliates	127	65	139	260
Impairment of investment in an unconsolidated affiliate	—	(308)	—	(308)
Losses on interest rate derivatives	(8)	(28)	(28)	(179)
Other, net	72	52	169	96
INCOME BEFORE INCOME TAX EXPENSE (BENEFIT)	649	74	1,439	855
Income tax expense (benefit)	(112)	(64)	22	(131)
NET INCOME	761	138	1,417	986
Less: Net income attributable to noncontrolling interest	110	64	243	231
NET INCOME ATTRIBUTABLE TO PARTNERS	651	74	1,174	755
General Partner’s interest in net income	270	220	727	740
Class H Unitholder’s interest in net income	—	93	98	257
Class I Unitholder’s interest in net income	—	2	—	6
Common Unitholders’ interest in net income (loss)	$381	$(241)	$349	$(248)
NET INCOME (LOSS) PER COMMON UNIT: (b)
Basic	$0.33	$(0.33)	$0.35	$(0.36)
Diluted	$0.33	$(0.33)	$0.34	$(0.36)
WEIGHTED AVERAGE NUMBER OF COMMON UNITS OUTSTANDING: (b)
Basic	1,125.2	761.1	990.9	749.7
Diluted	1,128.9	761.1	995.5	749.7

(a)	See note (a) to the condensed consolidated balance sheets.

(b)
The historical common units and net income (loss) per limited partner unit amounts presented in these consolidated financial statements have been retrospectively adjusted to reflect the 1.5 to one unit-for-unit exchange in connection with the Sunoco Logistics Merger.

SUPPLEMENTAL INFORMATION
(Dollars and units in millions)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016 (a)	2017 (a)	2016 (a)
Reconciliation of net income to Adjusted EBITDA and Distributable Cash Flow (b):
Net income	$761	$138	$1,417	$986
Interest expense, net	367	345	1,052	981
Income tax expense (benefit)	(112)	(64)	22	(131)
Depreciation, depletion and amortization	596	503	1,713	1,469
Non-cash unit-based compensation expense	19	22	57	60
Losses on interest rate derivatives	8	28	28	179
Unrealized (gains) losses on commodity risk management activities	81	15	(17)	96
Inventory valuation adjustments	(86)	(37)	(30)	(143)
Impairment of investment in an unconsolidated affiliate	—	308	—	308
Equity in earnings of unconsolidated affiliates	(127)	(65)	(139)	(260)
Adjusted EBITDA related to unconsolidated affiliates	279	240	765	711
Other, net	(42)	(43)	(111)	(84)
Adjusted EBITDA (consolidated)	1,744	1,390	4,757	4,172
Adjusted EBITDA related to unconsolidated affiliates	(279)	(240)	(765)	(711)
Distributable cash flow from unconsolidated affiliates	169	124	436	384
Interest expense, net	(367)	(345)	(1,052)	(981)
Current income tax expense	(9)	(11)	(22)	(23)
Maintenance capital expenditures	(119)	(97)	(286)	(234)
Other, net	16	3	43	(3)
Distributable Cash Flow (consolidated)	1,155	824	3,111	2,604
Distributable Cash Flow attributable to PennTex Midstream Partners, LP (“PennTex”) (100%) (c)	—	—	(19)	—
Distributions from PennTex to ETP (c)	—	8	8	8
Distributable cash flow attributable to noncontrolling interest in other consolidated subsidiaries	(119)	(11)	(199)	(28)
Distributable Cash Flow attributable to the partners of ETP	1,036	821	2,901	2,584
Transaction-related expenses	13	2	45	4
Distributable Cash Flow attributable to the partners of ETP, as adjusted	$1,049	$823	$2,946	$2,588

Distributions to partners (d):
Limited Partners:
Common Units held by public	$638	$530	$1,794	$1,495
Common Units held by parent	15	2	45	6
General Partner interests	4	3	12	10
Incentive Distribution Rights (“IDRs”) held by parent	431	346	1,204	968
IDR relinquishments	(163)	(135)	(482)	(278)
Total distributions to be paid to partners	$925	$746	$2,573	$2,201
Common Units outstanding – end of period (d)(e)	1,155.5	1,019.9	1,155.5	1,019.9
Distribution coverage ratio (f)	1.13x	1.10x	1.14x	1.18x

(a)
For the nine months ended September 30, 2017 and the three and nine months ended September 30, 2016, the calculation of Distributable Cash Flow and the amounts reflected for distributions to partners and common units outstanding reflect the pro forma impacts of the Sunoco Logistics Merger as though the merger had occurred on January 1, 2016. As a result, the prior period amounts reported above differ from information previously reported by legacy ETP, as follows:

•
Distributable cash flow attributable to the partners of ETP includes amounts attributable to the partners of both legacy ETP and legacy Sunoco Logistics. Previously, the calculation of distributable cash flow attributable to the partners of ETP (as previously reported by legacy ETP) excluded the distributable cash flow attributable to Sunoco Logistics and only included distributions from legacy Sunoco Logistics to legacy ETP.

•
Distributable cash flow attributable to noncontrolling interest in other consolidated subsidiaries includes amounts attributable to the noncontrolling interests in the other consolidated subsidiaries of both legacy ETP and legacy Sunoco Logistics.

•	The transaction-related expenses adjustment in distributable cash flow attributable to the partners of ETP, as adjusted, includes amounts incurred by both legacy ETP and legacy Sunoco Logistics.

•
Distributions to limited partners include distributions paid on the common units of both legacy ETP and legacy Sunoco Logistics but exclude the following distributions in the prior periods on units that were cancelled in the merger, which comprise the following: (i) distributions paid by legacy Sunoco Logistics on its common units held legacy ETP and (ii) distributions paid by legacy ETP on its Class H units held by ETE.

•
Distributions on General Partner interests and incentive distribution rights are reflected on a pro forma basis, based on the pro forma cash distributions to limited partners and the current distribution waterfall per the limited partnership agreement (i.e., the legacy Sunoco Logistics distribution waterfall).

•
Common units outstanding for the pre-merger periods reflect (i) the legacy ETP common units outstanding at the end of the period multiplied by a factor of 1.5x and (ii) the legacy Sunoco Logistics common units outstanding at the end of the period minus 67.1 million legacy Sunoco Logistics common units held by ETP, which were cancelled in connection with the closing of the merger.

(b)
Adjusted EBITDA and Distributable Cash Flow are non-GAAP financial measures used by industry analysts, investors, lenders, and rating agencies to assess the financial performance and the operating results of ETP’s fundamental business activities and should not be considered in isolation or as a substitute for net income, income from operations, cash flows from operating activities, or other GAAP measures.

There are material limitations to using measures such as Adjusted EBITDA and Distributable Cash Flow, including the difficulty associated with using either as the sole measure to compare the results of one company to another, and the inability to analyze certain significant items that directly affect a company’s net income or loss or cash flows. In addition, our calculations of Adjusted EBITDA and Distributable Cash Flow may not be consistent with similarly titled measures of other companies and should be viewed in conjunction with measurements that are computed in accordance with GAAP, such as segment margin, operating income, net income, and cash flow from operating activities.
Definition of Adjusted EBITDA
We define Adjusted EBITDA as total partnership earnings before interest, taxes, depreciation, depletion, amortization and other non-cash items, such as non-cash compensation expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, non-cash impairment charges, losses on extinguishments of debt and other non-operating income or expense items. Unrealized gains and losses on commodity risk management activities include unrealized gains and losses on commodity derivatives and inventory fair value adjustments (excluding lower of cost or market adjustments). Adjusted EBITDA reflects amounts for less than wholly-owned subsidiaries based on 100% of the subsidiaries’ results of operations and for unconsolidated affiliates based on our proportionate ownership.
Adjusted EBITDA is used by management to determine our operating performance and, along with other financial and volumetric data, as internal measures for setting annual operating budgets, assessing financial performance of our numerous business locations, as a measure for evaluating targeted businesses for acquisition and as a measurement component of incentive compensation.
Definition of Distributable Cash Flow
We define Distributable Cash Flow as net income, adjusted for certain non-cash items, less maintenance capital expenditures. Non-cash items include depreciation, depletion and amortization, non-cash compensation expense, amortization included in interest expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, non-cash impairment charges, losses on extinguishments of debt and deferred income taxes. Unrealized gains and losses on commodity risk management activities includes unrealized gains and losses on commodity derivatives and inventory fair value adjustments (excluding lower of cost or market adjustments). For unconsolidated affiliates, Distributable Cash Flow reflects the Partnership’s proportionate share of the investee’s distributable cash flow.
Distributable Cash Flow is used by management to evaluate our overall performance. Our partnership agreement requires us to distribute all available cash, and Distributable Cash Flow is calculated to evaluate our ability to fund distributions through cash generated by our operations.
On a consolidated basis, Distributable Cash Flow includes 100% of the Distributable Cash Flow of ETP’s consolidated subsidiaries. However, to the extent that noncontrolling interests exist among our subsidiaries, the Distributable Cash Flow generated by our subsidiaries may not be available to be distributed to our partners. In order to reflect the cash flows available for distributions to our partners, we have reported Distributable Cash Flow attributable to partners, which is calculated by adjusting Distributable Cash Flow (consolidated), as follows:

•
For subsidiaries with publicly traded equity interests, Distributable Cash Flow (consolidated) includes 100% of Distributable Cash Flow attributable to such subsidiary, and Distributable Cash Flow attributable to our partners includes distributions to be received by the parent company with respect to the periods presented.

•
For consolidated joint ventures or similar entities, where the noncontrolling interest is not publicly traded, Distributable Cash Flow (consolidated) includes 100% of Distributable Cash Flow attributable to such subsidiary, but Distributable Cash Flow attributable to partners is net of distributions to be paid by the subsidiary to the noncontrolling interests.

For Distributable Cash Flow attributable to partners, as adjusted, certain transaction-related and non-recurring expenses that are included in net income are excluded.

(c)
Beginning with the second quarter of 2017, PennTex became a wholly owned subsidiary of ETP.  The amounts reflected above for PennTex relate only to the first quarter of 2017, and no distributable cash flow has been attributed to noncontrolling interests in PennTex subsequent to March 31, 2017.

(d)
Distributions on ETP Common Units and the number of ETP Common Units outstanding at the end of the period, both as reflected above, exclude amounts related to ETP Common Units held by subsidiaries of ETP.

(e)
Reflects the sum of (i) the ETP Common Units outstanding at the end of period multiplied by a factor of 1.5x and (ii) the Sunoco Logistics Common Units outstanding at end of period minus 67.1 million Sunoco Logistics Common Units held by ETP, which units were cancelled in connection with the closing of the merger.

(f)
Distribution coverage ratio for a period is calculated as Distributable Cash Flow attributable to partners, as adjusted, divided by net distributions expected to be paid to the partners of ETP in respect of such period.

SUMMARY ANALYSIS OF QUARTERLY RESULTS BY SEGMENT
(Tabular dollar amounts in millions)
(unaudited)

	Three Months Ended September 30,
	2017	2016
Segment Adjusted EBITDA:
Intrastate transportation and storage	$163	$133
Interstate transportation and storage	273	278
Midstream	356	314
NGL and refined products transportation and services (1)	423	383
Crude oil transportation and services (1)	396	169
All other	133	113
	$1,744	$1,390

(1)
Subsequent to the Sunoco Logistics Merger, the Partnership’s reportable segments were revised. Amounts reflected in prior periods have been retrospectively adjusted to conform to the current reportable segment presentation for NGL and refined products transportation and services and crude oil transportation and services.

In the following analysis of segment operating results, a measure of segment margin is reported for segments with sales revenues. Segment Margin is a non-GAAP financial measure and is presented herein to assist in the analysis of segment operating results and particularly to facilitate an understanding of the impacts that changes in sales revenues have on the segment performance measure of Segment Adjusted EBITDA. Segment Margin is similar to the GAAP measure of gross margin, except that Segment Margin excludes charges for depreciation, depletion and amortization.
In addition, for certain segments, the sections below include information on the components of Segment Margin by sales type, which components are included in order to provide additional disaggregated information to facilitate the analysis of Segment Margin and Segment Adjusted EBITDA. For example, these components include transportation margin, storage margin, and other margin. These components of Segment Margin are calculated consistent with the calculation of Segment Margin; therefore, these components also exclude charges for depreciation, depletion and amortization.
For prior periods reported herein, certain transactions related to the business of legacy Sunoco Logistics have been reclassified from cost of products sold to operating expenses; these transactions include sales between operating subsidiaries and their marketing affiliates. These reclassifications had no impact on net income or total equity.

Following is a reconciliation of Segment Margin to operating income, as reported in the Partnership’s consolidated statements of operations:

	Three Months Ended September 30,
	2017	2016
Intrastate transportation and storage	$167	$172
Interstate transportation and storage	224	236
Midstream	530	476
NGL and refined products transportation and services	488	484
Crude oil transportation and services	588	266
All other	112	79
Intersegment eliminations	(12)	(26)
Total Segment Margin	2,097	1,687

Less:
Operating expenses	571	475
Depreciation, depletion and amortization	596	503
Selling, general and administrative	105	71
Operating income	$825	$638
Intrastate Transportation and Storage

	Three Months Ended September 30,
	2017	2016
Natural gas transported (MMBtu/d)	8,942,066	8,289,826
Revenues	$773	$758
Cost of products sold	606	586
Segment margin	167	172
Unrealized (gains) losses on commodity risk management activities	22	(7)
Operating expenses, excluding non-cash compensation expense	(40)	(43)
Selling, general and administrative expenses, excluding non-cash compensation expense	(6)	(5)
Adjusted EBITDA related to unconsolidated affiliates	19	15
Other	1	1
Segment Adjusted EBITDA	$163	$133

Distributions from unconsolidated affiliates	$10	$13
Transported volumes increased primarily due to higher demand for exports to Mexico, along with the addition of new pipes to our intrastate pipeline system. These increases were partially offset by lower production volumes in the Barnett Shale region.
Segment Adjusted EBITDA. For the three months ended September 30, 2017 compared to the same period last year, Segment Adjusted EBITDA related to our intrastate transportation and storage segment increased due to the net impacts of the following:

•
an increase of $29 million in natural gas sales and other (excluding net changes in unrealized gains and losses of $13 million) primarily due to higher realized gains from pipeline optimization activity;

•
an increase of $9 million in storage margin (excluding net changes in unrealized gains and losses of $16 million related to fair value inventory adjustments and unrealized gains and losses on derivatives);

•
a decrease of $3 million in operating expenses primarily due to the timing of project related expenses of $3 million, lower allocated expenses and lower capitalized overhead of $2 million, partially offset by higher outside services and employee expenses of $2 million; and

•	an increase of $4 million in Adjusted EBITDA related to unconsolidated affiliates due to two new joint venture pipelines placed in service in 2017; partially offset by

•
a decrease in transportation fees of $14 million due to renegotiated contracts resulting in lower billed volumes, offset by increased margin from optimization activity recorded in natural gas sales and other.

Interstate Transportation and Storage

	Three Months Ended September 30,
	2017	2016
Natural gas transported (MMBtu/d)	6,074,783	5,385,679
Natural gas sold (MMBtu/d)	19,012	19,478
Revenues	$224	$236
Operating expenses, excluding non-cash compensation, amortization and accretion expenses	(79)	(76)
Selling, general and administrative expenses, excluding non-cash compensation, amortization and accretion expenses	(14)	(13)
Adjusted EBITDA related to unconsolidated affiliates	140	131
Other	2	—
Segment Adjusted EBITDA	$273	$278

Distributions from unconsolidated affiliates	$81	$84
Transported volumes reflected increases of 157,060 MMBtu/d on the Trunkline pipeline as a result of increased backhaul deliveries, 153,401 MMBtu/d on the Tiger pipeline due to an increase in production in the Haynesville Shale, and 142,207 MMBtu/d on the Transwestern pipeline as a result of weather driven demand in the West and opportunities in the Texas intrastate market. The remainder of the increase was primarily due to the Rover pipeline, which was placed in partial service on August 31, 2017.
Segment Adjusted EBITDA. For the three months ended September 30, 2017 compared to the same period last year, Segment Adjusted EBITDA related to our interstate transportation and storage segment decreased due to the net effect of the following:

•
a decrease in reservation revenues of $16 million on the Panhandle, Trunkline and Transwestern pipelines and a decrease of $3 million in gas parking service related revenues on the Panhandle and Trunkline pipelines, primarily due to lack of customer demand driven by weak spreads and mild weather. In addition, revenues on the Tiger pipeline decreased $3 million due to contract restructuring. These decreases were offset by $10 million of revenues from the placement in partial service of the Rover pipeline effective August 31, 2017; and

•	an increase in operating expenses of $3 million primarily due to higher ad valorem taxes resulting from higher valuations; offset by

•	an increase in income from unconsolidated joint ventures of $9 million primarily due to a legal settlement and lower operating expenses on Citrus.

Midstream

	Three Months Ended September 30,
	2017	2016
Gathered volumes (MMBtu/d)	11,090,285	9,675,003
NGLs produced (Bbls/d)	449,454	420,877
Equity NGLs (Bbls/d)	27,185	34,341
Revenues	$1,765	$1,343
Cost of products sold	1,235	867
Segment margin	530	476
Unrealized losses on commodity risk management activities	1	—
Operating expenses, excluding non-cash compensation expense	(157)	(153)
Selling, general and administrative expenses, excluding non-cash compensation expense	(26)	(17)
Adjusted EBITDA related to unconsolidated affiliates	6	7
Other	2	1
Segment Adjusted EBITDA	$356	$314
Gathered volumes and NGL production increased primarily due to recent acquisitions, including PennTex, and gains in the Permian and Northeast regions, partially offset by basin declines in the South Texas, North Texas, and Mid-Continent/Panhandle regions.
Segment Adjusted EBITDA. For the three months ended September 30, 2017 compared to the same period last year, Segment Adjusted EBITDA related to our midstream segment increased due to the net effects of the following:

•	an increase of $24 million (excluding net changes in unrealized gains and losses of $1 million) in non-fee based margin due to higher crude oil and NGL prices;

•
an increase of $16 million in fee-based revenue due to minimum volume commitments in the South Texas region, as well as volume increases in the Permian and Northeast regions. These increases were partially offset by volume declines in South Texas, North Texas and the Mid-Continent/Panhandle regions; and

•	an increase of $15 million in fee-based revenue due to recent acquisitions, including PennTex; partially offset by

•	an increase of $4 million in operating expenses primarily due to recent acquisitions, including PennTex; and

•	an increase in selling, general and administrative expenses primarily due to an increase in shared services allocation.

NGL and Refined Products Transportation and Services

	Three Months Ended September 30,
	2017	2016
NGL transportation volumes (MBbls/d)	836	766
Refined products transportation volumes (MBbls/d)	612	611
NGL and refined products terminal volumes (MBbls/d)	782	822
NGL fractionation volumes (MBbls/d)	390	338
Revenues	$2,070	$1,545
Cost of products sold	1,582	1,061
Segment margin	488	484
Unrealized losses on commodity risk management activities	56	21
Operating expenses, excluding non-cash compensation expense	(105)	(109)
Selling, general and administrative expenses, excluding non-cash compensation expense	(13)	(12)
Adjusted EBITDA related to unconsolidated affiliates	19	21
Inventory valuation adjustments	(22)	(22)
Segment Adjusted EBITDA	$423	$383
NGL and refined products transportation volumes increased in the major producing regions, including the Permian, Southeast Texas, Louisiana, Eagle Ford and North Texas. NGL and refined products terminal volumes decreased for the three months ended September 30, 2017 primarily due to the sale of one of our refined product terminals in April 2017.
Average daily fractionated volumes increased 17% compared to the same period last year primarily due to the commissioning of our fourth fractionator at Mont Belvieu, Texas, in October 2016, which has a capacity of 120,000 Bbls/d, as well as increased producer volumes as mentioned above.
Segment Adjusted EBITDA. For the three months ended September 30, 2017 compared to the same period last year, Segment Adjusted EBITDA related to our NGL and refined products transportation and services segment increased due to net impact of the following:

•	an increase in transportation margin of $20 million primarily due to higher volumes on our Texas NGL pipelines and our Mariner East system;

•
an increase in fractionation and refinery services margin of $13 million (excluding net changes in unrealized gains and losses of $1 million) primarily due to higher NGL volumes from most major producing regions, as noted above;

•	an increase in terminal services margin of $7 million due to higher terminal volumes from the Mariner NGL projects; and

•	a decrease of $4 million in operating expenses primarily due to a legal settlement of $8 million and a quarterly ad valorem tax true-up of $1 million; partially offset by

•
a decrease of $1 million in marketing margin (excluding net changes in unrealized gains and losses of $36 million) primarily due to the timing of the recognition of margin from optimization activities; and

•	an increase of $1 million in selling, general and administrative expenses due to higher allocations and lower capitalized overhead resulting from reduced capital spending.

Crude Oil Transportation and Services

	Three Months Ended September 30,
	2017	2016
Crude Transportation Volumes (MBbls/d)	3,758	2,686
Crude Terminals Volumes (MBbls/d)	1,923	1,559
Revenues	$2,725	$1,856
Cost of products sold	2,137	1,590
Segment margin	588	266
Unrealized gains on commodity risk management activities	(1)	—
Operating expenses, excluding non-cash compensation expense	(119)	(71)
Selling, general and administrative expenses, excluding non-cash compensation expense	(13)	(16)
Inventory valuation adjustments	(64)	(15)
Adjusted EBITDA related to unconsolidated affiliates	5	5
Segment Adjusted EBITDA	$396	$169
Segment Adjusted EBITDA. For the three months ended September 30, 2017 compared to the same period last year, Segment Adjusted EBITDA related to our crude oil transportation and services segment increased due to the following:

•	an increase of $194 million resulting primarily from placing our Bakken Pipeline in service in the second quarter of 2017, as well as the acquisition of a crude oil gathering system in West Texas;

•	an increase of $28 million from existing assets due to increased volumes throughout the system; and

•	an increase of $18 million due to the impact of LIFO accounting; partially offset by

•	additional operating expense as a result of placing other new projects in service and costs associated with increased volumes on our system.
All Other

	Three Months Ended September 30,
	2017	2016
Revenues	$683	$956
Cost of products sold	571	877
Segment margin	112	79
Unrealized losses on commodity risk management activities	3	1
Operating expenses, excluding non-cash compensation expense	(34)	(20)
Selling, general and administrative expenses, excluding non-cash compensation expense	(34)	(14)
Adjusted EBITDA related to unconsolidated affiliates	88	63
Other and eliminations	(2)	4
Segment Adjusted EBITDA	$133	$113

Distributions from unconsolidated affiliates	$39	$38
Amounts reflected in our all other segment primarily include:

•	our equity method investment in limited partnership units of Sunoco LP consisting of 43.5 million units, representing 43.7% of Sunoco LP’s total outstanding common units;

•	our natural gas marketing and compression operations;

•	a non-controlling interest in PES, comprising 33% of PES' outstanding common units; and

•	our investment in Coal Handling, an entity that owns and operates end-user coal handling facilities.
Segment Adjusted EBITDA. For the three months ended September 30, 2017 compared to the same period last year, Segment Adjusted EBITDA related to our all other segment increased primarily due to the net impact of the following:

•
an increase of $25 million in Adjusted EBITDA related to unconsolidated affiliates, reflecting an increase of $34 million from our investment in PES, offset by a decrease of $9 million from our investment in Sunoco LP;

•	an increase of $7 million from commodity trading activities; and

•	an increase of $4 million from our compression operations; partially offset by

•	an increase of $11 million in transaction related expenses; and

•	an increase of $9 million in operating expenses related to an equipment lease buyout.

SUPPLEMENTAL INFORMATION ON CAPITAL EXPENDITURES
(In millions)
(unaudited)
The following is a summary of capital expenditures (net of contributions in aid of construction costs) for the nine months ended September 30, 2017:

	Growth	Maintenance	Total
Intrastate transportation and storage	$34	$22	$56
Interstate transportation and storage	1,704	50	1,754
Midstream	914	76	990
NGL and refined products transportation and services	2,106	53	2,159
Crude oil transportation and services	331	36	367
All other (including eliminations)	128	49	177
Total capital expenditures	$5,217	$286	$5,503

SUPPLEMENTAL INFORMATION ON LIQUIDITY
(In millions)
(unaudited)

	Facility Size	Funds Available at September 30, 2017	Maturity Date
Legacy ETP Revolving Credit Facility	$3,750	$1,549	November 18, 2019
Legacy Sunoco Logistics Revolving Credit Facility	2,500	2,463	March 20, 2020
	$6,250	$4,012

SUPPLEMENTAL INFORMATION ON UNCONSOLIDATED AFFILIATES
(In millions)
(unaudited)

	Three Months Ended September 30,
	2017	2016
Equity in earnings (losses) of unconsolidated affiliates:
Citrus	$35	$31
FEP	14	12
PES	11	(26)
MEP	9	9
HPC	5	8
Sunoco LP	35	16
Other	18	15
Total equity in earnings of unconsolidated affiliates	$127	$65

Adjusted EBITDA related to unconsolidated affiliates:
Citrus	$99	$90
FEP	18	19
PES	15	(19)
MEP	23	22
HPC	13	15
Sunoco LP	74	83
Other	37	30
Total Adjusted EBITDA related to unconsolidated affiliates	$279	$240

Distributions received from unconsolidated affiliates:
Citrus	$50	$50
FEP	18	17
MEP	13	17
HPC	9	13
Sunoco LP	36	36
Other	18	16
Total distributions received from unconsolidated affiliates	$144	$149